U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended:  June 30, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ______________


Read Attached Instruction Sheet Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information


Full Name of Registrant:                 China Industrial Waste Management, Inc.


Former Name if Applicable:               N/A


Address of Principal Executive Office:   China Industrial Waste Management, Inc.

                            c/o
                            Dalian Dong Tai Industrial Waste Treatment Co., Ltd Dalian Dong Tai Industrial Waste Treatment Co., Ltd No. 1 Huaihe West Road
                            E-T-D-Zone

City, State and Zip Code:   Dalian, People's Republic of China, 116600


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

 Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

            John C. Leo                                   212-232-0120
--------------------------------------------------------------------------------
             (Name)                              (Area Code) (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                                  |X| Yes |_| No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    |X|Yes |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Our revenue was $3,037,090 for the continued operations for the six months ended June 30, 2006, an increase of $840,117 or 38.2% as compared to the revenue of $2,196,973 for the six months ended June 30, 2005. Our cost of revenue was $960,398 for the six months ended June 30, 2006, an increase of $538,838 or 128% as compared to the cost of revenue of $421,560 for the six months ended June 30, 2005. Our operating income for the six months ended June 30, 2006 decreased by $ 33,688 to $1,295,781 from $1,329,469 for the six months ended June 30, 2005, representing a decrease of 2.5%. We likely will need to restate our financial statements for the fiscal year ended December 31, 2005 and our actual results of operations for the six months ended June 30, 2006 remain subject to further adjustment. Therefore the actual results of operation for the six months ended June 30, 2006 and the analysis thereof as compared to the results of operation for the six months ended June 30, 2005 may differ significantly from the foregoing estimates.

                       China Industrial Waste Management,
                                      Inc.
                        (Name of Registrant as specified
                                   in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: August 14, 2006                   By:  /s/ John Leo
                                        ------------------
                                        John Leo
                                        Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.